





$\mathcal{SO}$ 3/10/05

|||||||||||||||||||||||||||||
05038105

SECURIT   ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response..... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45497

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diversified Resources, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Jefferson Blvd.
(No. and Street)

Warwick   RI   02888
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George E. Wright   (401) 941-1500
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muto, Vollucci & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

51 Jefferson Blvd., Suite 400   Warwick   RI 02888
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ George E. Wright _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Diversified Resources, LLC _____ , as of _____ February 23 _____ , 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Member
Title

_____
Notary Public *mc̷ 6/12/05*

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Diversified Resources LLC

Financial Statements

For the Year Ended
December 31, 2004

Table of Contents



Muto, Vollucci & Co., Ltd.

Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

Independent Auditors' Report

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

We have audited the accompanying balance sheet of Diversified Resources LLC as of December 31, 2004 and the related statements of changes in member's capital, income, and cash flows for the year then ended. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Resources LLC at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

MUTO, VOLLUCCI & CO., LTD.

February 23, 2005

Diversified Resources LLC
Balance Sheet
December 31, 2004

<u>Assets</u>

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current assets:			
Cash	$ 12,169		$ 12,169
12b(1) fees receivable		6,037	6,037
Commissions receivable	2,195		2,195
Management fees receivable (Note 6)		95,623	95,623
Total current assets	14,364	101,660	116,024
Property and equipment, net (Note 3)	10,252		10,252
Other assets:			
Securities held to maturity, at cost (Note 4)	11,024	57,850	68,874
Organization costs, net of $800 in accumulated amortization	200		200
Total other assets	11,224	57,850	69,074
Total assets	$ 35,840	$159,510	$195,350

<u>Liabilities and Member's Capital</u>

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current liabilities:			
Accrued expenses	$ 5,938		$ 5,938
Employee withholdings	953		953
Total current liabilities	6,891		6,891
Member's capital (Note 5)	28,949	159,510	188,459
Total liabilities and member's capital	$ 35,840	$159,510	$195,350

See independent auditors' report
and accompanying notes.

See independent auditors' report and accompanying notes. -3-

Diversified Resources LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2004

Member's capital, beginning of the period	$203,605
Net income	259,254
Add: member's capital contributions	8,475
Less: member's distributions	282,875
Member's capital, end of the period	$188,459

Diversified Resources LLC
Statement of Income
For the Year Ended December 31, 2004

Revenue:
Securities commissions	$ 35,331
Management fees (Note 6)	368,444
Variable products commissions	47,023
Dividend income	157
Total revenue	450,955

Expenses:
Advertising	495
Amortization	200
Automobile expenses	12,775
Charitable contributions	649
Continuing professional education	1,519
Depreciation	3,518
Employee benefits	1,525
Entertainment	3,739
Licenses, registrations and dues	5,545
Marketing	8,528
Member's pension	41,000
Office expenses	16,672
Payroll	45,074
Payroll taxes	3,438
Employee pension contribution	5,753
Professional fees	9,486
Professional liability insurance	6,722
Rent (Note 7)	12,000
Rep commissions	7,045
Taxes - other	250
Telephone	3,426
Travel	201
Utilities	2,141
Total expenses	191,701
Net income	$259,254

Diversified Resources LLC
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 259,254
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	200
Depreciation	3,518
Increase (decrease) in cash from changes in assets and liabilities:	
12b(1) fees receivable	457
Commissions receivable	(2,109)
Management fees receivable	(11,466)
Accrued expenses	(2,739)
Employee withholdings	(47)
Total adjustments	(12,186)
Net cash provided by operating activities	247,068
Cash flows from investment activities:	
Purchase of property and equipment	(4,189)
Change in securities held to maturity, at cost	(157)
Net cash used in investment activities	(4,346)
Net cash provided by (used in) financing activities:	
Member's distributions	(282,875)
Member's capital contribution	8,475
Net cash used in financing activities	(274,400)
Decrease in cash	(31,678)
Cash, beginning of the year	43,847
Cash, end of the year	$12,169

1. Business Activity

   Operated as a limited liability company organized as of the January 1, 2001 in the State of Rhode Island, the registered broker and dealer in securities limits its operations as described in SEC Rule 15c3-1(a)(2)(vi) (Subscriptions to mutual funds Firm ID No. 031346) along with placement of variable annuities and variable life insurance policies. The financial statements present a combination organization of a broker dealer and a registered investment advisor (see Note 6).

2. Summary of Significant Accounting Policies

   <u>Handling Customers' Funds</u>

   Customers' checks are made payable directly to the mutual funds ordered by the customer. The checks are promptly submitted to the mutual fund firms, i.e., not held beyond overnight, and do not enter the accounts of the LLC. The same procedure is followed with placements of variable annuities and variable life insurance policies to insurance companies.

   <u>Revenue Recognition</u>

   Commission income from securities transactions, management fees and variable contracts is recorded on a trade date basis, or when earned.

   <u>Income Taxes</u>

   Federal income taxes are not payable by, or provided for, the LLC. The sole member is taxed individually on the LLC's earnings; accordingly, the financial statements do not contain a provision for federal and state income taxes.

   <u>Estimates</u>

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   <u>Amortization</u>

   Organization costs are being amortized on a straight-line basis over 60 months starting January 1, 2001. Future amortization is as follows:

Year Ending December 31	
2005	$200

See independent auditors' report.

2. Summary of Significant Accounting Policies (continued)

Advertising

The Company expenses all advertising when incurred. Such expenses amounted to $495 during the year ended December 31, 2004.

Depreciation

Depreciation is computed using the straight-line method over useful lives of 5 to 7 years.

3. Property and Equipment

Property and equipment, stated at cost, consisted of the following at December 31, 2004:

Office equipment	$ 24,688
Furniture and fixtures	8,466
Software	1,100
	34,254
Less accumulated depreciation	24,002
	$ 10,252

4. Securities Held to Maturity

	Cost	Fair Value	Unrealized Holding Loss(Gain)
Common stock, with restricted endorsement, of the NASDAQ Stock Market, Inc.	$31,250	$25,627	$5,623
Warrants of the National Association of Securities Dealers, Inc. to purchase shares of common stock of the NASDAQ Stock Market, Inc.	26,600	19,874	6,726
Mutual funds	11,024	11,417	(393)
	$68,874	$56,918	$11,956

The holding losses are deemed temporary in nature.

See independent auditors' report.

5. Net Capital and Reserve Requirements

   As a registered broker and dealer in securities, the LLC is subject to the Uniform Net Capital Rule (Rule 15c3-1), which requires that the LLC maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

   At December 31, 2004, the LLC had a net capital of $27,234, which was $22,234 in excess of its required net capital of $5,000. At December 31, 2004, the LLC's aggregate indebtedness to net capital ratio was 0.25 to 1.

6. Fee Only Services

   Since 1993, Diversified Resources LLC has been a Registered Investment Advisor. The Registered Investment Advisor's purpose is to offer fee based asset management to its clients. (See Note 1)

   For the period ended December 31, 2004 the LLC exclusively used SEI Investments, which offers no load mutual funds in Asset Allocation models. Clients of the LLC make their checks payable only to SEI Trust Company. The LLC does not accept checks made out to itself, nor does it accept cash.

7. Related Party Transaction

   The LLC rents its office space from its member. During 2004, the LLC paid $12,000 in rent.

8. Subsequent Events

   For the period January 1, 2004 to February 23, 2004, the LLC distributed $55,000 to its member.

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION



Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

•

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital, computation of basic net capital requirement and computation of aggregate indebtedness (additional information) of Diversified Resources LLC as of December 31, 2004 included in the accompanying prescribed form is presented for purposes of complying with the rules and regulations of the Securities and Exchange Commission (SEC) and are not intended to be a complete presentation of the LLC member's capital and changes in member's capital and is not a required part of the basic financial statements.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, presents fairly, in all material respects, the computation of net capital, computation of basic net capital requirements, and computation of aggregate indebtedness, in relation to the basic financial statements taken as a whole in accordance with the requirements of the SEC, which differ from accounting principles generally accepted in the United States of America. Accordingly, this additional information in prescribed form is not designed for those who are not informed about such differences.

MUTO, VOLLUCCI & CO., LTD.

February 23, 2005

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 188,459 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 188,459 [3500]

4. Add:

   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — [3520]

   B. Other (deductions) or allowable credits (List)

[3525A]		[3525B]	
[3525C]		[3525D]	
[3525E]		[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — [3530]

6. Deductions and/or charges:

   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) — 159,509 [3540]

   B. Secured demand note deficiency — [3590]

   C. Commodity futures contracts and spot commodities - proprietary capital charges — [3600]

   D. Other deductions and/or charges — [3610]   -159,509 [3620]

7. Other additions and/or credits (List)

[3630A]		[3630B]	
[3630C]		[3630D]	
[3630E]		[3630F]	28,950 [3630]

8. Net capital before haircuts on securities positions — [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. Contractual securities commitments — [3660]

   B. Subordinated securities borrowings — [3670]

   C. Trading and investment securities:

      1. Exempted securities — [3735]

      2. Debt securities — [3733]

      3. Options — [3730]

      4. Other securities — 1,713 [3734]

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited and amended FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2004.

E. Other (List)

	[3736A]		[3736B]
	[3736C]		[3736D]
	[3736E]		[3736F]
			0 [3736]

-1,713 [3740]

10. Net Capital

27,234 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)

459 [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)

5,000 [3758]

13. Net capital requirement (greater of line 11 or 12)

5,000 [3760]

14. Excess net capital (line 10 less 13)

22,234 [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)

26,545 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition

6,891 [3790]

17. Add:

A. Drafts for immediate credit

[3800]

B. Market value of securities borrowed for which no equivalent value is paid or credited

[3810]

C. Other unrecorded amounts(List)

	[3820A]		[3820B]
	[3820C]		[3820D]
	[3820E]		[3820F]
			0 [3820]

[3830]

19. Total aggregate indebtedness

6,891 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)

% 25.3 [3850]

OTHER RATIOS

% 0

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited and amended FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2004.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5



Muto, Vollucci & Co., Ltd.

Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

•

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

In planning and performing our audit of the financial statements and supplemental schedules of Diversified Resources LLC for the year ended December 31, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the LLC including the tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the LLC is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors on a financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties for any other purpose.

MUTO, VOLLUCCI & CO., LTD.

February 23, 2005

-13-